SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2008

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

MATERIAL INFORMATION PRESS RELEASE

GAFISA S.A.	CONSTRUTORA TENDA S.A.
Publicly-held company	Publicly-held company
NIRE 35.300.147.952	NIRE 35300348206
CNPJ/MF 01.545.826.0001-07	CNPJ/MF 71.476.527/0001-35

GAFISA S.A. (GFSA3) (“GAFISA”) and CONSTRUTORA TENDA S.A. (TEND3) (“TENDA”), in compliance with the provisions of paragraph 4º of Art. 157 of Law No. 6,404/76, of CVM Normative Rulings Nos. 358/2002 and 319/1999 and additionally to the information of the Material Information Press Release dated September 1st, 2008, hereby inform its shareholders and the market the following:

With purposes of integrating the activities of both TENDA and FIT RESIDENCIAL EMPREENDIMENTOS IMOBILIÁRIOS LTDA. (CNPJ/MF No. 07.016.741/0001 -00) (“FIT”), a company controlled by GAFISA, for the joint development of activities of real estate enterprises for the Brazilian low income sector, the merger of FIT into TENDA (“Merger”) by means of the transfer of the accounting net equity into TENDA shall be submitted to both TENDA shareholders and FIT partners, at the Extraordinary General Meeting and Partners Meetings, respectively, to be held on October 21, 2008.

1. Purposes and Summary of the Transaction

1.1. The Merger encompasses a project associating both GAFISA and TENDA for the joint development of real estate enterprises for the low income sector in Brazil, whose implementation will take place in compliance with the provisions set forth in the Protocol and Justification of Merger (“Protocol”) executed on September 1st, 2008 and in the First Amendment to the Protocol, executed on October 3rd, 2008.

1.1.1. “Low income sector” means, for the specific purposes of this transaction, the one consisting of enterprises established for construction, real state syndication and/or sale of real estate units with an average value of less than R$150,000.00 for units built and sold.

1.2. On the date of the Merger, FIT shall have: (i) GAFISA as its sole partner, owner of 100% of quotas which represent FIT’s capital stock; (ii) a capital stock of at least R$420 million, fully subscribed and paid in; (iii) a Net Cash of at least R$300 million, reduced by the funds invested by FIT, in cash, in the regular course of business and consistent with FIT’s past practices, including for purposes of payment of real estate, limited to R$20,000,000.00 per month or pro rata tempore, non-cumulative, between the Reference Date (June 30, 2008) and the date of completion of the Merger, such funds resulting from advances for future capital increase or capital increases made in the same period; (iv) accounting net equity of at least R$410,356,565.15.

1.2.1. “Net Cash” means the result of the sum of the cash equivalents and financial investments, less short and long term banking loans and financing, being agreed that any obligations related to the acquisition on account (a prazo) of real estate owned by third parties shall be disregarded for purposes of calculating the Net Cash.

1.3. After the Merger, TENDA shall remain as a publicly-held company listed with the Novo Mercado segment of the São Paulo Stock Exchange (Bolsa de Valores de São Paulo S.A. - BVSP), working towards the current purposes, being from then on endowed with the financial, human and technical resources of both FIT and GAFISA.

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1.4. The management bodies of both TENDA and FIT believe that the Merger may bring benefits for TENDA, for FIT partners and for GAFISA shareholders, insofar as it may generate significant business synergies and result in combined savings on technical costs, supplies and other overhead, although TENDA remains a corporate legal entity separated from GAFISA.

2. Previous Acts of the Transaction.

2.1. As a preliminary step in order to complete the Merger, on September 1st, 2008, the Board of Directors of both TENDA and GAFISA approved the transaction as described in the Protocol executed on the same date. On September 1st, 2008 it was established the lock-up of certain percentages of TENDA shares owned by its controlling shareholders, and executed TENDA’s Shareholders Agreement, which establishes the vote to be offered by certain TENDA shareholders, including its controlling shareholders, in the Extraordinary General Meeting which shall resolve on the Merger.

2.1.1. The final term of the Shareholders Agreement mentioned in item 2.1. shall occur as of the approval of the Merger at TENDA’s Shareholders Meeting, remaining the current TENDA’s controlling shareholders not bound to any vote agreement after the approval of the Merger.

2.2. On the Material Information Press Release dated September 1st, 2008, GAFISA and TENDA have informed the market the exchange ratio which has been considered for purposes of the Merger, provided that, however, the transaction, and, furthermore, the exchange ratio, would still be subject to a due diligence, as referred in item 4.2. of the Protocol (“Due Diligence”), and it was not conclusive.

2.3. On September 30, 2008, the Due Diligence was completed, having been overcame the resolutory conditions set forth in items 4.4. and 4.5. of the Protocol, and the parties agreed that the net equity of both FIT and TENDA would not be adjusted for the effects of the provisions set forth in items 4.2. and 4.3. of the Protocol, due to the absence of material issues. After the merger, TENDA shall carry out the harmonization of accounting practices of FIT and TENDA, including for purposes of Law 11.638/07.

2.4. On October 3rd, 2008, TENDA and FIT executed the 1st. Amendment to the Protocol, by means of which the proposal of the exchange ratio of shares subject to the Protocol (item 4.1. ) was ratified and both parties undertook certain obligations.

2.5. Also on October 3rd, 2008, TENDA’s Board of Directors approved the First Amendment to the Protocol and determined the call notice of TENDA’s Extraordinary General Meeting to October 21st, 2008, to resolve on the Merger.

3. Appraisal criteria for FIT assets and treatment of equity variations

3.1. The Merger will be undertaken in a manner whereby TENDA receives – at the respective book values thereof, as set forth in the sole paragraph of Art. 9º of CVM Normative Ruling No. 469/08 related to the application of paragraph 3º of Art. 226 of Law No. 6,404/76 – all the assets, rights and obligations of FIT, including its real estate, whose descriptions and identifications will be listed in an exhibit appended to the Minutes of the Extraordinary General Meeting of TENDA that resolves on the Merger.

3.2. As a result of the Merger, TENDA shall increase its net equity corresponding to the total value of the net equity of FIT to be absorbed, valuated on basis of the elements presented in the balance sheet and in the financial statement dated June 30, 2008 (“Reference Date”), which were dully audited by PriceWaterhouseCoopers Auditores Independentes S/C (“Price”).

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3.3. In this regard, the Merger shall be completed considering FIT net equity in the amount of R$62,535,720.16 on the Reference Date, being such amount supported by the appraisal report elaborated by Apsis Consultoria Empresarial Ltda. (“APSIS”), company enrolled with the CNPJ under No. 27.281.922/0001 -70, CREA/RJ 82.2.00620 -1 and CORECON/RJ RF/2.052 -4, with head office in the city of Rio de Janeiro, State of Rio de Janeiro, at Rua São José, 90 – group 1.802 (“Appraisal Report”), whose appointment shall be ratified by TENDA’s Extraordinary Shareholders Meeting which resolves on the Merger, under the terms of paragraph 1st, of article 227 of Law No. 6,404/76, which stated that (i) there are no conflict or community of interests, whether current or potential, with shareholders of TENDA, FIT or GAFISA, or regarding the Merger itself; and (ii) both shareholders and administrators of TENDA, FIT or GAFISA have not limited, put difficulties or performed any act that have or may have obstructed the access, use or knowledge of information, assets, documents or relevant work methodologies for the quality of the respective conclusions.

3.4. Positive or negative equity variations verified as from the Reference Date through the date of which the Merger is approved will be directly appropriated by TENDA, considering the prerequisites in item 1.2. hereof and in the 1st Amendment to the Protocol.

4. Exchange ratio, number and type of shares to be attributed to FIT’s partners, rights of shares, increase of the net equity and of the capital stock of TENDA

4.1. The exchange ratio mentioned herein was negotiated between the management bodies of both FIT and TENDA, and is considered fair and equitable to the partners and shareholders of the companies and was proposed by the administrators of both TENDA and FIT based on the documents prepared by the management bodies, as published by means of the Notice to the Market dated September 26, 2008, as well as on the analysis presented by the Advisors referred in item 9.5. below.

4.2. By reason of the exchange ratio of FIT’s quotas by TENDA’s shares, estimated in the Protocol and confirmed in item 2.3 of this Material Information Press Release, GAFISA, sole partner of FIT on the date of the Merger, shall receive 240,391,470 common shares, representing 60% (sixty per cent) of the total and voting capital of TENDA after the Merger, in exchange to the 76,757,357 quotas of FIT owned by GAFISA.

4.3. The TENDA shares to be attributed to GAFISA in order to substitute the FIT quotas which will be extinguished shall have the same rights on the date of the Merger as the shares issued by TENDA, and shall participate wholly in all benefits, including dividends and remuneration of capital which may be declared by TENDA as from the date of the approval of the Merger.

4.4. It is proposed that the Merger results in a capital increase of TENDA in the amount of R$62,535,720.16, with the issuance of 240,391,470 new common shares. TENDA’s capital stock after the Merger would increase from R$692,700,159.20 to R$755,235,879.36, and shall be divided into 400,652,450 common shares. The remaining part of the accounting net equity to be merged into will be accounted by TENDA as a capital reserve, except for FIT’s results after the Reference Date which will be incorporated into TENDA’s results.

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4.5. Both FIT and TENDA do not have reciprocal equity interest.

4.6. There are no stakes held by TENDA in GAFISA or vice-versa, with both companies being under separate control, whereby the rules set forth in Article 264 of Law No. 6,404/76 are not applicable.

5. Composition of the capital stock of TENDA after the Merger and other changes on TENDA’s By-laws

5.1. TENDA’s capital stock after the Merger shall amount to R$755,235,879.36, divided into 400,652,450 common shares.

5.2. Until the date of the Merger (i) there will be no change in the number of shares of the capital stock of TENDA or (ii) no capital reduction, capital increase, redemption, repurchase of shares or any distribution of results of TENDA shall be approved.

5.3. It shall be proposed to the Extraordinary Shareholders Meeting to be convened to resolve on the Merger (i) the increase of TENDA’s authorized capital to 600,000,000 shares, with the consequent amendment to article 8 in order to reflect such increase, and (ii) restructure of TENDA’s Board of Directors and increase from 7 to 9 the maximum number of members of the Board of Directors.

6. Right to Withdraw

6.1. The Merger as described herein does not give to TENDA’s shareholders the right to withdraw.

7. Costs.

7.1. The management of both FIT and TENDA estimate that the costs of the Merger shall be up to R$15 million to FIT and up to R$15 million to TENDA, including the costs with publication, audit, appraisers, lawyers and other technical professionals to be hired to advise on the transaction.

8. Stock Option Plan.

8.1. The approval of the Merger shall not modify the terms and effectiveness of the Stock Option Plan approved by the General Shareholders Meeting of the Company on June 3, 2008 and of the Stock Option Program, approved in the Board of Directors’ meeting held on June 5, 2208.

9. Additional Information of the Transaction

Independency

9.1. Until the approval of the transaction by the corporate bodies, GAFISA shall have no interference on either the administration or the control of TENDA, not appointing administrators nor participating on the personal management, the acquisition or selling of assets, investment projects, commercial policy, budget or business plan, budget performance, enforcement of contractual and legal obligations, changes on the workforce contingent, or any other act which may suggest changes on TENDA’s production or efficiency capacity or any act that may suggest transaction irreversibility in case of non approval by the due corporate bodies. The provisions of this item apply mutatis mutandis to TENDA with relation to FIT.

Succession

9.2. The Merger will result in the winding-up of FIT, which will be succeeded by TENDA in all of its goods, rights and obligations.

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Submission to the Authorities

9.3. The Merger was, under the applicable legislation, submitted to the antitrust authorities in Brazil which have not definitively answered up to now.

Financial Advisors

9.4. FIT has hired N M Rothschild & Sons (Brasil) Ltda. and TENDA has hired Banco Modal S.A. as advisors for the transaction described herein

(“Advisors”).

9.5. TENDA has also hired Banco Fator S.A. (“Fator”) in order to provide the Board of Directors with a financial analysis, as a form to confirm and to ratify the basis of the decision made by the administrators in accordance with the Protocol. Such opinion was delivered to the Company on Septemebr 29, 2008 and has considered the exchange ration established in the transaction as fair.

Accounting and Legal Advisors

9.6. FIT hired Barbosa, Müssnich & Aragão Advogados and Machado, Meyer, Sendacz e Ópice Advogados and TENDA hired Ulhôa Canto, Rezende e Guerra Advogados as legal advisors for the transactions described herein.

9.7. FIT hired PriceWaterhouseCoopers Auditores Independentes S/C and TENDA hired Terco Grant Thornton Auditores Independentes Sociedade Simples as accounting advisors for the transactions described herein.

Availability of Documents.

The Protocol and the financial statements of FIT, as well as the additional documents related to this material information press release and to article 3 of CVM Normative Ruling No. 319/99, including the opinion referred to in item 9.5 herein will be available in the headquarters of both GAFISA and TENDA and in their respective websites (www.gafisa.com.br and www.tenda.com), as well as in the websites of CVM (www.cvm.gov.br) and of BVSP (www.bovespa.com.br).

São Paulo, October 3, 2008

Alceu Duilio Calciolari	Ricardo Perpétuo
CFO and Investor Relation Officer of	CFO and Investor Relation Officer of
Gafisa S.A.	Tenda S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 3, 2008

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.